UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2021

Commission File Number: 001-40106

4D pharma plc

(Translation of Registrant’s name into English)

5th Floor, 9 Bond Court

Leeds

LS1 2JZ

United Kingdom

Tel: +44 (0) 113 895 013

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Announcement of Completion of Enrollment of Part A of Phase I/II Trial

On July 6, 2021, 4D pharma plc (the “Company”) issued a press release to announce it publication of preclinical research showing single strain Megasphaera massiliensis improves activity of CAR-T.

The research, conducted in collaboration with the Philipps-University Marburg, Germany, and Universitätsklinikum Würzburg, Germany, and published in Nature Communications, demonstrates the ability of the bacterium Megasphaera massiliensis or its short chain fatty acid metabolite pentanoate to enhance the anti-tumor activity of cytotoxic T lymphocytes and CAR-T therapies in animal models of cancer, resulting in better tumor clearance.

A copy of the press release is attached as Exhibit 99.1 to this current report on Form 6-K and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

4D pharma plc

Date: July 7, 2021	/s/ Duncan Peyton
Duncan Peyton
Chief Executive Officer

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Title

99.1	Press Release, dated July 6, 2021.